Exhibit 99.1

 

Alcon Commences Phase 2 Clinical Trial of NovaBay's
NVC-422 for Viral Conjunctivitis

EMERYVILLE, Calif. and Huenenberg, Switzerland - July 5, 2009 – Alcon, Inc. (NYSE: ACL) and its partner, NovaBay Pharmaceuticals, Inc. (NYSE-AMEX: NBY), announced today that Alcon has begun treating patients in a Phase 2 clinical trial of NovaBay's patented lead Aganocide® compound, NVC-422, for viral conjunctivitis, a type of "pink eye". Conjunctivitis is a pervasive and painful condition that affects both adults and children, leading to more than four million doctor and emergency room visits in the United States each year.

NovaBay has a licensing and research collaboration agreement with Alcon, the world's leading eye care company, for use of its Aganocide® compounds in the eye, ear and sinus, and in contact lens solutions.

Developed by NovaBay to mimic the body's defense against infection, Aganocides® are proprietary synthetic analogs of the same molecules used by white blood cells to destroy harmful microbes in the body, such as viruses and bacteria. Because of their natural mechanism of action, NovaBay believes that Aganocide® compounds have a low potential for generating microbial resistance, offering a potential solution to the problem of rising resistance of microbes to traditional antibiotics.

The Phase 2 viral conjunctivitis study follows a recently completed Phase 1 trial in which safety and tolerability were successfully demonstrated in 120 healthy volunteers with no reported serious adverse events.

"We are pleased to be entering mid-stage clinical testing for viral conjunctivitis," said Ron Najafi, Ph.D., chairman and chief executive officer of NovaBay. "This is the first step in the ophthalmic clinical development program for NVC-422, which has the immediate goal of developing the first effective product to address viral conjunctivitis for which there are limited treatment options."

The Phase 2 multi-center, randomized, placebo-controlled trial is designed to determine the safety and efficacy of NVC-422 in people with viral conjunctivitis. The study calls for enrolling approximately 250 patients at more than 30 medical centers, mostly in the United States.

"This study is an important step forward with the clinical program for this potentially dual-acting therapy to address the multiple causes of conjunctivitis. Dual action against viral and bacterial conjunctivitis is important because when an infection is diagnosed it is difficult, time-consuming and expensive to determine the underlying cause of the infection and treat it properly," said Dr. Sabri Markabi, M.D., Alcon's senior vice president of research and development and chief medical officer.

About Conjunctivitis

Conjunctivitis, which can result from either viral or bacterial infection, is an inflammation of the thin, clear tissue that covers the white part of the eye and forms the inside lining of the eyelid. The viral disease is principally caused by adenoviruses, but also can be caused by other viruses, such as enterovirus. There is no specific treatment for adenoviral conjunctivitis, which can take up to three weeks or longer to clear on its own. Bacterial conjunctivitis is caused by a variety of bacteria and is largely treated with topically applied antibiotic eye drops. Regular innovation to develop newer antibiotics is required because over time antibiotics may encounter increasing bacterial resistance.

About Aganocide® Compounds

The Aganocide® compounds are novel, proprietary, synthetic N-chlorinated antimicrobial molecules specifically developed by NovaBay to mimic the body's natural defense against infection. The Aganocide® compounds maintain the biological activities while improving the stability of naturally occurring N-chlorinated antimicrobial molecules. These highly differentiated compounds may deliver the same or better efficacy than currently used antibiotics without contributing to the growing rise of antibiotic-resistant bacterial strains. In preclinical testing, the Aganocide® compounds have been shown to be highly effective against bacteria, viruses and fungi. They also have been demonstrated to be effective against bacteria in biofilms, which render most antibiotics ineffective. Aganocides have a broad therapeutic index while providing a high degree of potency, good tolerability as well as dosing versatility and flexibility.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for more than 65 years, researches, develops, manufactures and markets pharmaceutical products, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

About NovaBay

NovaBay Pharmaceuticals is a mid-stage biopharmaceutical company focused on developing its proprietary and patented Aganocide® compounds, which are novel, synthetic anti-infective product candidates that are bioequivalent to the active antimicrobial molecules generated within white blood cells to treat and prevent a wide range of infections without causing bacterial resistance. NovaBay has internal development programs aimed at addressing hospital and respiratory infections. The company has a licensing and research collaboration agreement with Alcon, Inc. for use of its Aganocide® compounds to treat eye, ear and sinus infections as well as in contact lens care solutions. NovaBay has also entered into an agreement with Galderma S.A. to develop and commercialize Aganocides in acne, impetigo and other dermatological indications. NovaBay® and Aganocide® are trademarks of NovaBay Pharmaceuticals, Inc. For more information on NovaBay, visit: www.novabaypharma.com.

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Forward-Looking Statements

The statements in this press release regarding NovaBay's and Alcon's expectations regarding the clinical trial and the potential efficacy of Aganocide® compounds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward- looking statements reflect the views of the management of NovaBay and Alcon as of the date of this press release with respect to future events and are based on assumptions and subject to significant risks and uncertainties (many of which are outside of NovaBay's or Alcon's control), including the risk that FDA or other regulatory review may delay or prevent the development of Aganocide® compounds, and those detailed in the NovaBay's and Alcon's filings with the Securities and Exchange Commission. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact*:*
Alcon, Inc.
Doug MacHatton, 800-400-8599
Vice President, Investor Relations and Strategic Communications
www.alcon.com

NovaBay
Thomas Paulson,
Chief Financial Officer
510-899-8800
www.novabaypharma.com